Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

		Inception	Predecessor
	Year Ended	to	October 1, 2010
	September 30, 2012	September 30, 2011	May 15, 2011	FY2010	FY2009	FY 2008
Earnings
Pre-tax income (loss) from continuing operations	$(50,621)	$(82,688)	$(12,877)	$32,688	$(67,740)	$5,521
Fixed charges	95,558	38,750	34,309	31,341	41,197	51,966
Total Earnings as Defined	$44,937	$(43,938)	$21,432	$64,029	$(26,543)	$57,487

Fixed charges

Interest whether expensed or capitalized (and from both continuing and discontinued operations)	$85,231	$34,068	$23,804	$28,195	$38,030	$48,320
Amortization of premiums or discounts	1,019	494	—	—	—	—
Amortization of capitalized expenses related to indebtedness	4,233	2,081	9,265	2,232	2,370	2,477
Estimated interest component of rental expense	1,888	779	340	614	697	669
Estimated interest component of uncertain tax positions	3,187	1,328	900	300	100	500

Total Fixed Charges as Defined	$95,558	$38,750	$34,309	$31,341	$41,197	$51,966

Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	2.04x	N/A	1.11x

Coverage Deficiency	$50,621	$82,688	$12,877	$—	$67,740	N/A

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For purposes of calculating the ratios, "earnings" consists of income before income taxes plus fixed charges. "Fixed charges" consists of interest expense, amortization of debt issuance costs, the portion of rental expense representative of interest expense and interest related to uncertain tax positions. The interest portion of rent expense was calculated as 10% of rent expense, whcih is an estimate of our incremental borrowing rate.